EXHIBIT 99.1

Ero Copper's Board of Directors Approves Construction of Boa Esperança Project

(all amounts in US dollars, unless otherwise noted)

VANCOUVER, British Columbia, Feb. 15, 2022 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce that its Board of Directors has approved the construction of the Boa Esperança Project ("Boa" or the "Project") located in Pará State, Brazil. Construction is expected to commence in the second quarter of this year, and the Company anticipates achieving first production during the third quarter of 2024.

In preparation for construction of Boa, the Company has made significant progress on key workstreams, including:

  Advancing critical-path contracts including early works, power infrastructure and site construction with equipment mobilization expected in April;

  Detailed engineering and construction designs; and

  Ongoing drill program efforts, including further exploration of the Gap Zone and completion of condemnation drilling for site infrastructure.

The Company also recently completed a $400 million senior unsecured notes offering, providing ample liquidity to execute its growth projects, which are expected to double copper production and achieve higher sustained gold production levels while maintaining first quartile operating costs and industry-leading returns on invested capital.

"With the full support of our Board, we are excited to commence construction of the Boa Esperança Project, which we believe will play an integral role in our plans to become a 100,000 tonne per year copper producer," said David Strang, CEO. "One of the most compelling aspects about this project is its expected ability to double Ero's annual copper production at a low upfront capital investment of approximately $300 million.

"With the close of our recent bond offering, we have positioned our balance sheet to be able to readily fund this investment in Boa, as well as our other growth initiatives, in a range of metal price environments. We have also advanced several key workstreams that we believe will facilitate the successful execution of Boa's construction, which we expect to commence on schedule in April 2022."

ABOUT ERO COPPER CORP

Ero Copper Corp is a high-growth, low-cost, low carbon-intensity copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, wherein the Company currently mines copper ore from the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov).

ERO COPPER CORP.

/s/ David Strang	For further information contact:
David Strang, CEO	Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking statements include, without limitation, statements with respect to the Company’s expectations, strategies and plans for the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Project, including, but not limited to, the Company’s planned exploration, development and production activities; the timing and amount of company-wide copper production levels; estimated timing for commencement of, and expectations around the successful execution of, construction at the Boa Esperança Project; the expected cost and ability to fund construction of the Boa Esperança Project as well as other growth initiatives; the Company's future production outlook, cash costs, capital resources, and expenditures..

Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this press release including, without limitation, assumptions about: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, NX Gold Property and the Boa Esperança Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force conditions to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the Company's Annual information Form for the year ended December 31, 2020 and dated March 16, 2021.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.